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VIA EDGAR Ms. Sonia Bednarowski, Esq. Ms. Susan Block, Esq. Office of Finance United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549	May 11, 2021

Re:	iShares® Gold Trust Micro Registration Statement on Form S-1 Filed February 26, 2021 File No. 333-253614

Dear Mses. Bednarowski and Block:

On behalf of our client, iShares Gold Trust Micro (the "Trust"), set forth below are the Trust's responses to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated March 25, 2021 (the "Comment Letter") in connection with the Trust's Registration Statement on Form S-1 (the "Registration Statement"), which was filed with the SEC on February 26, 2021. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff's comments.

The Trust's responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

Cover Page

1.	Please disclose here that the Initial Purchaser is a statutory underwriter.

In response to the Staff's comment, the Trust has revised the prospectus to disclose that the Initial Purchaser is a statutory underwriter on the cover page of the Amended Registration Statement as requested.

CLIFFORD CHANCE US LLP

Sonia Bednarowski, Esq.

Susan Block, Esq.

United States Securities and Exchange Commission

May 11, 2021

Prospectus Summary, page 1

2.

Please provide a brief summary of the Sponsor's conflicts of interests related to its promotion, management or investment management of other accounts, funds or trusts. In addition, please disclose here that the Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor's Fee, without Shareholder consent.

The Trust respectfully notes to the Staff that conflicts of interest disclosure already exists on pages 16 and 45 of the prospectus. The Trust also discloses on page 17 of the prospetus that "the Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor’s Fee, without Shareholder consent."

Trust Structure, the Sponsor, the Trustee and the Custodian, page 1

3.

We note your disclosure on page 1 that states that "[i]n situations where the Trust unexpectedly receives cash or other assets, no new Shares will be issued until after the record date for the distribution of such cash or other property has passed." Please clarify here, if true, that the Trustee will distribute the cash or other assets to DTC and that registered holders of Shares are entitled to receive these distributions in proportion to the number of Shares owned.

In response to the Staff's comment, the Trust has deleted the following disclosure on page 1 of the prospectus: "However, there may be situations where the Trust will unexpectedly hold cash. For example, a claim may arise against a third party, which is settled in cash. In situations where the Trust unexpectedly receives cash or other assets, no new Shares will be issued until after the record date for the distribution of such cash or other property has passed." In addition, the Trust has revised the disclosure on page 27 of the prospectus to clarify that to the extent the Trust unexpectedly receives cash or other assets, the Trustee will distribute the cash or other assets to DTC, and registered holders of Shares are entitled to receive such distributions in proportion to the number of Shares owned.

The Offering, page 4

4.

We note your disclosure on page 5 that the Sponsor may, at its discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. Please describe the circumstances under which the Sponsor would consider waiving the management fee.

The Trust supplementally informs the Staff that the Sponsor's ability to waive all or a portion of its fee at its discretion is a common feature of metal-based ETFs. See Wilshire wShares Enhanced Gold Trust (Registration No. 333-235913), Aberdeen Standard Gold ETF Trust (Registration No. 333-234637) and GraniteShares Gold Trust (Registration No. 333-230462). The Sponsor may decide to waive all or a portion of its fee based upon a number of different commercial or business considerations. The Trust supplementally advises the Staff that presently, the Sponsor does not intend to waive any of its fees, and has revised the disclosure on pages 5, 26 and 36 accordingly. The Trust does not believe it would be appropriate to disclose specific circumstances that have not yet been identified.

CLIFFORD CHANCE US LLP

Sonia Bednarowski, Esq.

Susan Block, Esq.

United States Securities and Exchange Commission

May 11, 2021

Business of the Trust

Valuation of Gold; Computation of Net Asset Value, page 25

5.

We note your disclosure on page 25 that "[i]f there is no LBMA Gold Price PM on any day, the Trustee is authorized to use the most recently announced LBMA Gold Price AM unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate as a basis for evaluation." Please disclose the factors that may contribute to a determination that the LBMA Gold Price AM i[s] an inappropriate basis for the calculation of the Trust's net asset value.

In response to the Staff's comment, the Trust has revised this section to disclose the factors that may contribute to a determination that the LBMA Gold Price AM is an inappropriate basis for the calculation of the Trust's net asset value.

Item 16. Exhibits and Financial Statement Schedules, page 53

6.	Please revise to provide the financial statements in accordance with Regulation S-X as required by Item 11(e) of Form S-1.

The Trust has revised the Amended Registration Statement to include the draft financial statements in accordance with Regulation S-X as required by Item 11(e) of Form S-1. The Trust supplementally advises the Staff that it will include the audit report of the independent registered public accounting firm in a subsequent amendment to the Amended Registration Statement.

CLIFFORD CHANCE US LLP

Sonia Bednarowski, Esq.

Susan Block, Esq.

United States Securities and Exchange Commission

May 11, 2021

General

7.

You state that the shares of the Trust trade on the NYSE Arca. Please tell us the status of the application for listing the Trust's shares on the exchange. Please also tell us the status of the exchange's listing standard application under Rule 19b-4.

The Trust supplementally confirms that the SEC issued a 19b-4 order with respect to the Trust on April 26, 2021. The Trust is preparing to file the listing application with NYSE Arca in the coming weeks.

8.	To the extent that you intend to use a fact sheet, please provide us a copy for our review.

The Trust has not yet prepared any such fact sheets, but will provide copies of any such fact sheets, whether by submission to the Staff or through separate free writing prospectus filings, to the extent it decides to use any such facts sheets.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Deepa Damre Smith, BlackRock, Inc.
Marisa Rolland, Blackrock, Inc.
Jason D. Myers, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP